NO ACT

PE
12-18-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001050

January 21, 2009

Received SEC
JAN 21 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-21-09

Cathy J. Hart
Vice President, Corporate Services
and Corporate Secretary
Xcel Energy, Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401-1927

Re: Xcel Energy Inc.
Incoming letter dated December 18, 2008

Dear Ms. Hart:

This is in response to your letter dated December 18, 2008 concerning the shareholder proposal submitted to Xcel Energy by Mitch M. Almy and Diana K. Almy. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Mitch M. Almy and Diana K. Almy

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Xcel Energy Inc.
Incoming letter dated December 18, 2008

The proposal relates to repurchases of stock.

There appears to be some basis for your view that Xcel Energy may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. It appears that the proponents did not respond to Xcel Energy's request for this statement. Accordingly, we will not recommend enforcement action to the Commission if Xcel Energy omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Xcel Energy relies.

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Xcel Energy® RECEIVED

2008 DEC 19 PM 4:47

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Cathy J. Hart
Vice President, Corporate Services and Corporate Secretary

414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401-1927
Phone: 612.215.5346
Fax: 612.215.4504

December 18, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Xcel Energy, Inc. 2009 Annual Meeting - Shareholder Proposal Submitted by Mitchell M. Almy and Diana K. Almy

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this letter requests that the Staff of the Division of Corporate Finance (the "Division") concur with our view that, for the reasons stated below, the proposal dated October 22, 2008 (the "Proposal") from Mitchell M. Almy and Diana K. Almy (the "Proponents") may be omitted from the proxy materials for the 2009 Annual Meeting of Shareholders (the "2009 Annual Meeting") of Xcel Energy, Inc. (the "Company"). The Proposal is attached to this letter as **Exhibit A**.

GENERAL

The 2009 Annual Meeting is scheduled to be held on or about May 20, 2009. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission on or about April 6, 2009, and to commence mailing to its shareholders on or about such date.

In accordance with Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal, and all Exhibits and

2. six copies of the Proposal.

A copy of this letter is also being sent to the Proponents as notice that the Company intends to exclude the Proposal from the Company's proxy materials for the 2009 Annual Meeting.

TEXT OF PROPOSAL

The Proposal states:

> "Xcel Energy shall establish a program to repurchase $100 par value preferred stock from registered holders at par value.
>
> Shares must be properly endorsed and must be accompanied by a preferred stock tender form.
>
> Whereas;
>
> (A) Xcel Energy has six issues of preferred stock, which were issued between 1950 and 1956.
> (B) All issues of Xcel Energy preferred stock are listed on the New York Stock Exchange and trade in increments of ten shares.
> (C) All issues of Xcel Energy preferred stock are able to be delivered in registered form."

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly excluded from its proxy materials for the 2009 Annual Meeting on three separate grounds:

- Under Rule 14a-8(b)(2) and Rule 14a-8(f)(1) because the Proponents failed to provide a written statement to the Company that they intend to continue to hold the securities through the date of the 2009 Annual Meeting within 14 days of being notified by the Company of the eligibility deficiencies in the Proposal.

- Under Rule 14a-8(b)(2) and Rule 14a-8(f)(1) because the Proponents failed to provide proof to the Company of the Proponents' stock ownership for the part of the one-year period when they were not the registered owners within 14 days of being notified by the Company of the eligibility deficiencies in the Proposal.

- Under Rule 14a-8(i)(7) as relating to the conduct of the ordinary business operations of the Company.

1. The Proposal May Be Excluded Under Rule 14a-8(b)(2) and Rule 14a-8(f)(1) due to the Proponents' Failure to Provide a Written Statement that the Proponents Intend to Continue to Hold the Securities Through the Date of the 2009 Annual Meeting After Timely Notice from the Company.

Rule 14a-8(b)(2) provides that a proponent must provide the company with a written statement that the proponent intends to continue to hold the securities through the date of the meeting of shareholders. Under Rule 14a-8(f)(1), a company may properly exclude a proposal for failing to state this intention if the company, within 14 calendar days of receipt of the proposal, notifies the proponent in writing of the deficiency, and the proponent fails to address the deficiency within 14 days of receipt of the company's notification. Despite timely and specific notice by the Company, the Proponents failed to provide a written statement of intent to continue to hold the

Company's securities through the date of the 2009 Annual Meeting as specified by Rule 14a-8(b)(2).

The Company received the Proponents' submission on October 29, 2008 (see **Exhibit A**). By letter dated November 5, 2008, the Company requested that the Proponents state their intention to continue to hold their securities through the date of the 2009 Annual Meeting. In this letter, the Company informed the Proponents that they must respond no later than 14 days from the date they received the Company's letter. The Company's letter is attached hereto as **Exhibit B**. The Company's letter was delivered by Federal Express on November 7, 2008. A copy of the Federal Express Track and Confirm Service, demonstrating the delivery date of the Company's November 5 letter on November 7, 2008 at 9:20 a.m., is attached as **Exhibit C** hereto. The Proponents never responded to the Company's letter.

The Division has repeatedly recognized that a company may exclude a proposal under Rule 14a-8(f)(1) when the proponent does not provide a timely, written statement of intent to hold the company's securities as required by Rule 14a-8(b)(2) in response to a specific request for such statement. See *Chevron Corporation* (January 30, 2007); *Washington Mutual, Inc.* (December 31, 2007) and *Exxon Mobil Corporation* (January 23, 2001). For this reason, the Company believes that the Proposal may be excluded from the Company's proxy materials because the Proponents failed to submit any written notification of their intention to hold the securities through the date of the 2009 Annual Meeting, even after the Proponents were specifically informed of their obligation to do so.

2. The Proposal May Be Excluded Under Rule 14a-8(b)(2) and Rule 14a-8(f)(1) due to the Proponents' Failure to Provide Proof of Stock Ownership for the Requisite One-Year Period After Timely Notice from the Company.

Under Rule 14a-8(b)(1), in order to be eligible to submit a shareholder proposal, a proponent must be the record or beneficial owner of at least $2,000 in market value, or 1%, of the registrant's stock at the time the proposal is submitted and must have owned these shares for at least one year prior to submitting the proposal. Rule 14a-8(b)(2) provides, in the event the shareholder is not the registered holder of the shares, the shareholder must prove his or her eligibility. Under Rule 14a-8(f)(1), a company may properly exclude a proposal for failing to prove such liability if the company, within 14 calendar days of receipt of the proposal, notifies the proponent in writing of the deficiency, and the proponent fails to address the deficiency within 14 days of receipt of the company's notification. The Company believes that the Proposal may be excluded from the Company's 2009 proxy materials pursuant to Rule 14a-8(b)(2) and Rule 14a-8(f)(1) because the Proponents failed to provide proof to the Company of the Proponents' stock ownership within 14 days of being notified by the Company of the eligibility deficiencies in the Proposal.

As mentioned above, the Company received the Proposal on October 29, 2008. The Proposal was not accompanied by any proof of stock ownership for the one-year period. The Company verified that the Proponents were the registered holders of the requisite amount of the Company's stock from February 13, 2008 through October 22, 2008 (the date of the Proposal). However, the Proponents were not the registered holders of the Company's stock prior to February 13, 2008, therefore, the Company was unable to verify that the Proponents held the Company's stock for the requisite one-year period as required under Rule 14a-8(b)(1). The Company timely wrote to the Proponents at the address provided by the Proponents by letter dated November 5, 2008 requesting that the Proponents provide the requisite proof of stock ownership as required under Rule 14a-8(b)(1) no later than 14 days after receiving the Company's letter (see **Exhibit B**).

As discussed above, the Company's letter was delivered by Federal Express on November 7, 2008. A copy of the Federal Express Track and Confirm Service, demonstrating the delivery date of the Company's November 5 letter on November 7, 2008, at 9:20 a.m., is attached as **Exhibit C** hereto. The Proponents never responded to the Company's letter.

The Division has on several occasions permitted the omission of a shareholder proposal from proxy materials where the proponent has failed to provide documentary support sufficiently evidencing that the proponent has satisfied the minimum ownership requirement continuously for the one-year period required by Rule 14a-8(b)(1). See *Johnson & Johnson* (January 3, 2005) and *Agilent Technologies, Inc.* (November 19, 2004). To date, the Proponents have not provided the requisite evidence to demonstrate their ownership of the Company's securities for the one-year period preceding the date the Proposal was submitted. For this reason, the Company believes it may properly omit the proposal from its proxy materials under Rule 14a-8(b)(2) and Rule 14a-8(f)(1).

3. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Relates to the Ordinary Business Operations of the Company.

Under Rule 14a-8(i)(7), a company may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operation. The policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Rel. No. 34-40018 (May 21, 1998). This underlying policy rests on two central considerations. First, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they are not proper subjects for shareholder proposals. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998). For the reasons presented below, the Proposal falls within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and the Company may exclude the Proposal on that basis.

The Proposal requests that the Company establish a program to repurchase $100 par value preferred stock from registered holders at par value. The decision to repurchase preferred stock is an integral part of the Company's ability to manage its business and affairs, including its capital raising, capital management and financing activities. The issuance and repurchase of a company's securities as part of its overall capital structure and financing activity is a fundamental aspect of the business and affairs of a company to be managed by the Company's Board of Directors. The decision to repurchase preferred stock and when to do so involves expert financial analysis which must be consistent with the other current and long-term financial policies and goals of the Company. Such a decision would need to take into account numerous factors, including, the Company's cost of capital, market conditions, the Company's liquidity and the impact on the Company's credit ratings. Accordingly, the Company's ability to repurchase its preferred stock must fall under the umbrella of ordinary business operations and, accordingly, the Proposal may be omitted from the proxy materials pursuant to Rule 14a-8(i)(7).

Allowing shareholders to dictate such policies would inevitably result in second guessing of the day-to-day business decisions of the Board of Directors and management of the Company.

The Division has consistently taken the position that the determination of a corporation to repurchase or redeem its stock is a matter related to the conduct of its ordinary business operations. See *Medstone Int'l., Inc.* (May 1, 2003) (proposal requesting the company to implement a share repurchase program); *Cleco Corp.* (January 21, 2003) (proposal requesting that the company redeem its outstanding 4.5% preferred stock); *Astronics Corporation* (March 2, 2001) (proposal requesting that the company redeem all outstanding Class B shares and convert them to Class A common stock on a one for one basis); *M&F Worldwide Corp.* (March 29, 2000) (proposal requesting that the board form a special committee that would consider and implement actions designed to enhance shareholder value, including, but not limited to, repurchase of shares, cash dividends, sale of assets, and curtailment of non-operating activities); *Lucent Technologies* (November 16, 2000) (proposal requesting the company to implement a share repurchase program); *Ford Motor Company* (March 28, 2000) (proposal requesting the company's board of directors to institute a share repurchase program); *The LTV Corporation* (February 15, 2000 and March 13, 2000 (reconsideration denied)) (proposal requesting repurchases of the company's common stock in connection with a stock buyback program) and *The Clothestime, Inc.* (March 13, 1991) (proposal to repurchase common stock in the open market).

Because the proposal requests that the Company adopt a program for the repurchase of shares of its outstanding preferred stock, a matter which the Commission has characterized as constituting "ordinary business operations," we believe that the proposal may be omitted from the Company's 2009 proxy materials pursuant to Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing, the Company respectfully requests that the Division concur that the Proposal may be excluded from the Company's proxy materials for the 2009 Annual Meeting and indicate that the Division will not recommend any enforcement action if the Proposal is so excluded. Based on the Company's timetable for the 2009 Annual Meeting, a response from the Division by January 31, 2009, would be appreciated.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact me at (612) 215-5346.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this manner.

Very truly yours,

[signature]

EXHIBIT A

Rec'd 10-29-08

October 22, 2008

Corporate Secretary
Xcel Energy Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401-1993

RE: Shareholder Proposal

Dear Sir:

Attached to this letter is a shareholder proposal for consideration at the next annual meeting and for inclusion in the next Xcel Energy proxy.

The proposal is presented by shareholders Mitch M. Almy and Diana K Almy.

Respectfully,

Mitchell M. Almy

Date: October 22, 2008

To: Corporate Secretary
Xcel Energy Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401-1993

Proposed by: Mitch M. Almy & Diana K. Almy

*** FISMA & OMB Memorandum M-07-16 ***

Shareholder Proposal

Xcel Energy shall establish a program to repurchase $100 par value preferred stock from registered holders at par value.

Shares must be properly endorsed and must be accompanied by a preferred stock tender form.

Whereas;

(A) Xcel Energy has six issues of preferred stock which were issued between 1950 and 1956.

(B) All issues of Xcel Energy preferred stock are listed on the New York Stock Exchange and trade in increments of ten shares.

(C) All issues of Xcel Energy preferred stock are able to be delivered in registered form.

Reasons for the Proposal

1. Xcel Energy will be able to reduce shareholder maintenance costs through the gradual reduction in the number of registered holders of preferred stock. Repurchase of preferred stock from registered holders is an extension of the company's 2008 initiation of migrating its common stock to book entry form.
2. The company will be able to retire preferred stock without payment of redemption premiums.
3. Preferred stockholders are penalized by the small size of each issue of preferred stock and the resulting lack of liquidity in buying or selling shares. Most institutional investors are precluded from purchasing securities with less than $100 million outstanding. By comparison, the largest issue of Xcel Energy preferred stock is $27.5 million.
4. The elimination of preferred stock will reduce the company's overall cost of capital. In September of 2008, Xcel Energy raised over $300 million of new

equity capital. A significant portion of this was used to reduce short term borrowings. At that time, the borrowing costs for Xcel Energy were approximately 2.97% (source: company filing). The average cost of dividends on Xcel Energy preferred stock is approximately 4.2%.

5. Preferred stock represents less than one percent of Xcel Energy capitalization. Gradual retirement of preferred stock will not impact the company's credit ratings or borrowing costs.

6. All issues of Xcel Energy preferred stock currently trade at a discount to par value. As a result, preferred stockholders are the only class of security owners in Xcel Energy to have had an investment in the company for over 50 years which is valued less today than at the time of issue. In light of management's established track record of building value for Xcel Energy common stockholders, providing a preferred stock repurchase option for preferred stockholders provides a measure of parity for these holders to benefit from the growth at Xcel Energy Inc.

Xcel Energy®

Investor ID
*** FISMA & OMB Memorandum M-07-16 ***

MITCH M ALMY &
DIANA K ALMY JT TEN
*** FISMA & OMB Memorandum M-07-16 ***

Total shares
100.0000

Dear Shareholder:

The Bank of New York and Mellon Financial Corporation merged effective July 1, 2007. Before the merger, both organizations provided stock transfer services, which were provided under the names BNY Transfer Agency Services (BNY) and Mellon Investor Services, respectively. As a result of the merger, these two stock transfer businesses have been combined under the name BNY Mellon Shareowner Services.

One of the benefits of combining the two stock transfer businesses is the ability to offer you more robust self-service account management tools.

- MLink SM – receive timely reminder email notices for downloading tax forms, investor communications and account statements from a secure online mailbox. If you were previously registered for electronic proxy delivery with BNY and would like to continue to receive materials electronically, it is necessary to enroll for MLink. You may do so easily on the Investor Service Direct ("ISD") Web site. Please understand that by enrolling in MLink you consent to receive ALL communication, statements, proxy materials etc. electronically.

- Speech Recognition Telephone System – when calling our shareholder service number noted below, you will have access to an enhanced automated telephone system that allows you to perform various transactions simply by speaking your menu selection into the phone, rather than using your phone's touch-tone keypad.

We are also pleased to introduce enhanced security measures that will further help protect the privacy and security of your account information. You will now use a unique 12-digit Investor ID (IID) to access your account information via the ISD Web site or telephone. As always, you can continue to manage your portfolio and conduct transactions, 24 hours a day, seven days a week.

If you own securities of companies other than Xcel Energy for which BNY acted as transfer agent, all your BNY stock accounts may not be converted to the BNY Mellon Shareowner Services system at the same time. You can continue to use the BNY Web site to manage your accounts that have not yet been converted, and you can use ISD for managing accounts after they have been converted. Additionally, if you own securities of an issuer for which Mellon Investor Services acted as transfer agent, you should already have an IID. You will use this same IID to manage your Xcel Energy account as well. If you have already activated your IID, you may login to ISD as usual to see all transitioned securities reflected in your account information. If you have not yet activated your IID, we encourage you to visit ISD today. **Please keep this letter in a safe place so you will have your IID available whenever you need to contact BNY Mellon Shareowner Services.**

The current Xcel Energy Dividend Reinvestment and Cash Payment Plan remains in effect. There are a few operational changes which are outlined in the enclosed Prospectus Supplement dated June 16, 2008. Please take a few minutes to read the supplement as to be informed of the changes.

Printed with soy-based inks on recycled paper.

EXHIBIT B

Xcel Energy®

Cathy J. Hart
Vice President, Corporate Services and Corporate Secretary

414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401-1927
Phone: 612.215.5346
Fax: 612.215.4504

November 5, 2008

Mitch M. & Diana K. Almy

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Submitted to Xcel Energy Inc.

Dear Mr. and Ms. Almy:

On October 29, 2008, Xcel Energy Inc., a Minnesota corporation (the "Company"), received your shareholder proposal that was submitted for consideration at the Company's next annual meeting and for inclusion in the Company's next proxy statement. Pursuant to Rule 14a-8(f)(1) of the Securities Exchange Act of 1934, I am writing to inform you that your proposal failed to follow certain procedural requirements of Rule 14a-8.

Rule 14a-8(b)(1) requires that you must have continuously held the Company's securities for a period of at least one year by the date you submitted the proposal. Since you were not the registered holder of Xcel Energy securities prior to February 13, 2008, Rule 14a-8(b)(2) requires that you submit proof of ownership of your Xcel Energy securities for the remaining part of the one-year period (i.e., prove that you owned the securities from October 22, 2007 to February 13, 2008). This proof of ownership can be accomplished by asking the "record" holder of the securities during that time (such as a broker or a bank) to submit a written statement to the Company verifying that you continuously owned the securities during that period. Such proof of ownership did not accompany the proposal. Therefore, your proposal has not satisfied this procedural requirement of Rule 14a-8.

In addition, Rule 14a-8(b)(2) requires that you must provide the Company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. This statement did not accompany your proposal. Therefore, your proposal has also failed to satisfy this procedural requirement.

To remedy the above-mentioned procedural defects, you must submit a response that is either postmarked or transmitted electronically to the Company no later than 14 days from the date that you received this letter. If you do not remedy the procedural defects discussed in this letter within 14 days of receipt of this letter, the Company is allowed to exclude your proposal from consideration at the Company's next annual meeting and from the Company's next proxy statement.

Very truly yours,

Cathy J. Hart

END